UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: June 2017 (Report No. 2)

Commission file number: 001-35932

ALCOBRA LTD.

(Translation of registrant’s name into English)

Azrieli Triangle Building

132 Derech Menachem Begin 39th Floor

Tel Aviv 6701101 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Attached hereto and incorporated by reference herein is the Registrant’s press release issued on June 23, 2017, announcing its updates on its review of strategic alternatives.

Exhibit No.

99.1	Press release issued by Alcobra Ltd. on June 23, 2017, announcing its updates on its review of strategic alternatives.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcobra Ltd.
(Registrant)

By	/s/ Dr. Tomer Berkovitz
Name: Dr. Tomer Berkovitz

Chief Financial Officer and Chief Operating Officer

Date: June 23, 2017

3